FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                            As of September 20, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F _X_ Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___ No _X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that responds to request by the Mexican Stock Exchange and Mexican Banking and Securities Commission.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 20, 2007



                                       Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Tenaris Responds to Request by the Mexican Stock Exchange and Mexican
                   Banking and Securities Commission


    LUXEMBOURG--(BUSINESS WIRE)--Sept. 19, 2007--Tenaris S.A. (NYSE:TS)(MIL:TEN)(BMV:TS)(BCBA:TS) stated today, at the request of the Mexican Stock Exchange and Mexican Banking and Securities Commission, that there are no material events or circumstances that are required to be reported to the public.

    Tenaris is a leading supplier of tubular products and related services for the world's oil and gas industry and other industrial applications.

    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com